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EXHIBIT 99.1

        NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

NORANDA COMPLETES $613.8 MILLION EQUITY OFFERING

TORONTO, August 18, 2003 — Noranda Inc. (NRD: NYSE, TSX) today announced that it has completed the Company's previously announced common share offering. As a result, Noranda issued 28.52 million common shares to a syndicate of underwriters and 20 million common shares to Brascan Corporation at a price of $12.65 per share, for total gross proceeds of approximately $613.8 million (and net proceeds of approximately $599 million, after deducting underwriters' fees and estimated expenses of the offering).

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. This press release does not constitute an offer of any securities for sale.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 15,000 people. It is listed on the Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contacts:

Media
Denis Couture
Vice-President, Communications and Public Affairs
Tel: (416) 982-7020
denis.couture@toronto.norfalc.com
www.noranda.com

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NORANDA COMPLETES $613.8 MILLION EQUITY OFFERING